SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                 (Amendment No.)



--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Colmena Corp.
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  Common Stock
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                                 (CUSIP Number)


                                   195196100
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


Kevin W. Dornan, 1941 Southeast 51st Terrace; Ocala, Florida 34471 352 694-6661
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

                                    08/08/01

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 195195100                    13D                   Page 2 of 4 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                  The Calvo Family Spendthrift Trust 59-6849665
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


                                       00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


                              Florida corporation
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                   3,756,250
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                   3,756,250
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                 3,756,250
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                    19%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


                 CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.195196100                     13D                   Page 3 of 4 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

        Colmena Corp.           Common Stock
        2500 North Military Trail, Suite 225-D; Boca Raton, Florida 33431

________________________________________________________________________________
Item 2.  Identity and Background.

     (a)        The Calvo Family Spendthrift Trust

     (b)        1941 Southeast 51st Terrace; Ocala, Florida 34471

     (c)        Family Trust

     (d)        Not Applicable

     (e)        Not Applicable

     (f)        Florida Corporation

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

      The shares to Calvo Family Spendthrift Trust were a stockholders dividend from the Yankee Companies, Inc.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

        See Item 3 above


________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a)        3,756,250     19%

     (b)        Sole power to vote or to direct vote

     (c)        See Item 3 above

     (d)        Not Applicable

     (e)        Not Applicable

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                None

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

                None

________________________________________________________________________________

                                                              Page 4 of 4 Pages
                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   September 19, 2001
                                        ----------------------------------------
                                                         (Date)


                                               /s/ Cyndi N. Calvo /s/
                                        ----------------------------------------
                                                       (Signature)


                                                   Cyndi N. Calvo, Trustee
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).